UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VYSTAR CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92927N106

(CUSIP Number)

Keith D. Osborn, M.D.

5671 Peachtree-Dunwoody Rd
Atlanta GA 30342
(404) 847-9999

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92927N106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Keith D. Osborn, M.D.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power

1,929,000 shares
	8	Shared Voting Power

0 shares
	9	Sole Dispositive Power

1,929,000
	10	Shared Dispositive Power

0 shares
11	Aggregate Amount Beneficially Owned By Each Reporting Person

2,852,333
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

14.3% (Note 1)
14	Type of Reporting Person (See Instructions)

IN

Note 1: The percentage reported in this Schedule 13D are based upon 19,032,248 shares of Common Stock outstanding as of March 26, 2012.

Item 1.	Security and Issuer

This Statement relates to shares of the Common Stock, par value $0.0001 per share (the “Common Stock”) of Vystar Corporation, a Georgia (the “Company”). The Company has its principal executive offices at 3235 Satellite Blvd., Building 400, Suite 290, Duluth, GA 30096.

Item 2.	Identity and Background

(a)-(c); (f) This Statement is filed by Keith D. Osborn, M.D. (“Dr. Osborn”). Dr. Osborn is a U.S. citizen, his business address is 5671 Peachtree-Dunwoody Rd, Atlanta GA 30342, he is a medical doctor and he is a member of Resurgens Orthopaedics PC.

(d)-(e) During the past five years, Dr. Osborn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Personal funds.

Item 4.	Purpose of Transaction

Dr. Osborn has no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13 D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The beneficial ownership of the Class A common shares is as follows:

(i) Dr. Osborn is the direct owner of 600,000 shares of Common Stock;

(ii) Dr. Osborn is the direct owner, together with his wife as joint tenants, of 234,000 shares of Common Stock.

(iii) Dr. Osborn is the Manager of Sound Investment Partners, LLC, which is the direct owner of 750,000 shares of Common Stock.

(iv) Dr. Osborn is the direct owner of 290,000 shares of Common Stock which are held in Dr. Osborn’s 401(k) Plan.

(v) Dr. Osborn is the direct owner of 55,000 shares of Common Stock which are held in custodial account of which Dr. Osborn is the custodian for a minor child.

(vi) Dr. Osborn is the direct owner of warrants to purchase 30,000 shares of Common Stock that are currently exercisable.

(vii) Dr. Osborn is the direct owner of convertible notes which are currently convertible into 277,778 shares of Common Stock.

(viii) Dr. Osborn is the Manager of Sound Investment Partners, LLC, which is the direct owner of convertible notes which are currently convertible into 555,555 shares of Common Stock.

(ix) Dr. Osborn is the Manager of Sound Investment Partners, LLC, which is the direct owner of warrants which are currently exercisable for 60,000 shares of Common Stock.

(c) Dr. Osborn acquired beneficial ownership of 440,000 shares of Common Stock at a price of $.25 per share on March 16, 2012 in issuances from the Company.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2012	/s/ Keith D. Osborn, M.D.
Keith D. Osborn, M.D.